UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

Arel Communications and Software Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS .001 per share

(Title of Class of Securities)

M14925107

(CUSIP Number)

Clayton L. Mathile

6450 Sand Lake Road

Suite 200

Dayton, Ohio 45414

Tel: (937) 264-4622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Clayton L. Mathile
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 4,377,389 10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.06%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 ordinary shares, par value NIS 0.001 per share (“Ordinary Shares”), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mary A. Mathile
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,072,460(1) 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 1,072,460(1) 10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,460(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 ordinary shares, par value NIS 0.001 per share (“Ordinary Shares”), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005. Ms. Mathile disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI Private Equity II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 4,377,389 10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.06%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 ordinary shares, par value NIS 0.001 per share (“Ordinary Shares”), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 4,377,389 10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.06%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 ordinary shares, par value NIS 0.001 per share (“Ordinary Shares”), as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D/A

This Amendment No. 11 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed by Clayton L. Mathile (the “Original Reporting Person”) with the Securities and Exchange Commission (“SEC”) on November 14, 2001, as previously amended. In addition to the Original Reporting Person, this Amendment is being filed by and on behalf of Mary A. Mathile, CYMI Private Equity II, LLC and CYMI, Ltd. (collectively with the Original Reporting Person, the “Reporting Persons”).

This Amendment relates to the ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”), of Arel Communications and Software, Ltd., a company organized under the laws of the State of Israel (“Arel” or the “Issuer”).

Item 2.	Identity and Background.

(a), (b), (c) and (f)

Clayton L. Mathile is a citizen of the United States with a business address at 6450 Sand Lake Road, Suite 200, Dayton, Ohio 45414. Mr Mathile is a member of CYMI Private Equity II, LLC and the managing member of CYMI, Ltd.

Mary A. Mathile is a citizen of the United States with a business address at 6450 Sand Lake Road, Suite 200, Dayton, Ohio 45414. Ms. Mathile is a member of CYMI, Ltd. and CYMI Private Equity II, LLC.

CYMI Private Equity II, LLC is an Ohio limited liability company with its principal office at 6450 Sand Lake Road, Suite 200, Dayton, Ohio 45414. CYMI Private Equity II, LLC is the record holder of the Ordinary Shares of Arel that are beneficially owned by the Reporting Persons as stated herein.

CYMI, Ltd. is an Ohio limited liability company with its principal office at 6450 Sand Lake Road, Suite 200, Dayton, Ohio 45414. CYMI, Ltd. is the managing member of CYMI Private Equity II, LLC.

Set forth on Schedule I to this Amendment, and incorporated herein by reference, is the name, business address and present principal occupation or employment and citizenship of each executive officer of CYMI, Ltd. and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization, as the case may be, for which such information is set forth.

(d) and (e)

During the last five years, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, the executive officers of the Reporting Persons (if applicable) has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The matters set forth in Item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4.	Purpose of Transaction.

Representatives of Mr. Mathile have recently been involved in discussions with Arel and other shareholders of Arel in connection with a potential going private transaction involving Arel.

Based on Mr. Mathile’s representatives’ discussions with Arel, CYMI Private Equity II, LLC would remain a continuing shareholder of Arel after the consummation of such transaction. In addition, Cetus Corp., an Ohio based corporation controlled by Mr. Mathile, has agreed in principle, subject to reaching definitive terms, to provide Arel with the necessary financing to complete the proposed transaction and for Arel’s future operating needs. Cetus Corp. intends to use its existing cash resources to provide the financing required to consummate the proposed transaction.

On October 3, 2005, Arel issued a press release in which Arel and Cetus Corp announced that Arel’s audit committee approved, and intends, along with the Chairman of Arel’s Board of Directors, to submit to Arel’s board of directors for approval, a plan to take Arel private. The proposed plan would entail the repurchase of Arel’s shares by Arel at a price of $1.50 per share. In addition to board approval, the plan would require the receipt of a fairness opinion, the approval of Arel’s shareholders, and the consent of an Israeli court. A copy of the press release is attached hereto as Exhibit A and incorporated by reference herein.

If the proposed transaction is effected as proposed, Arel expects to have fewer than 300 shareholders of record. In such case, Arel would terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended, delist its ordinary shares from the Nasdaq SmallCap Market and cease filing reports and other information with the SEC.

No assurance can be given that the proposed transaction, or a similar transaction, will be effected on the foregoing or any other terms.

At the end of August, 2005, Clayton L. Mathile, individually and as trustee under an agreement of trust for his benefit, transferred 4,125,439, Ordinary Shares of Arel to CYMI, Ltd, an Ohio limited liability company that Mr. Mathile controls. Following such transfer, CYMI, Ltd. was the record owner of 4,377,389 Ordinary Shares of Arel. On

September 27, 2005, CYMI, Ltd. transferred all 4,377,389 Ordinary Shares of Arel to CYMI Private Equity II, LLC pursuant to a Contribution Agreement, dated August 24, 2005, a copy of which is attached hereto as Exhibit B and incorporated by reference herein. The Operating Agreement for CYMI, Ltd. and the Limited Liability Company Agreement for CYMI Private Equity II, LLC are attached hereto as Exhibits B and C, respectively, and incorporated by reference herein.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of Arel, or that relate to or would result in any of the events enumerated in Item 4 of Form Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

CYMI Private Equity II, LLC directly beneficially owns 4,377,389 Ordinary Shares of Arel, representing 33.06% of Arel’s outstanding Ordinary Shares (based on Arel having 13,241,916 Ordinary Shares outstanding), and has the sole power to vote or to direct the voting of and to dispose or to direct the disposition of such shares.

CYMI, Ltd. does not directly own any Ordinary Shares of Arel. CYMI, Ltd. is the managing member of CYMI Private Equity II, LLC and as such may be deemed the indirect beneficial owner of 4,377,389 Ordinary Shares of Arel, representing 33.06% of Arel’s outstanding Ordinary Shares.

Clayton L. Mathile does not directly own any Ordinary Shares of Arel. Mr. Mathile is the managing member of CYMI, Ltd. and as such may be deemed the indirect beneficial owner of 4,377,389 Ordinary Shares of Arel, representing 33.06% of Arel’s outstanding Ordinary Shares.

Mary A. Mathile does not directly own any Ordinary Shares of Arel. Ms. Mathile is a member of CYMI Private Equity II, LLC and owns a 24.5% equity interest in such entity. Pursuant to Section 6.3 of the Limited Liability Company Agreement of CYMI Private Equity II, LLC, Ms. Mathile may, under certain circumstances, withdraw her membership interest. As a result, Ms. Mathile may be deemed the indirect beneficial owner of 1,072,460 Ordinary Shares of Arel (8.1% of Arel’s outstanding Ordinary Shares), representing 24.5% of the Ordinary Shares of Arel owned of record by CYMI Private Equity II, LLC. Ms. Mathile disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(c)

The matters set forth in Item 4 of this Amendment are incorporated in this Item 5(c) by reference as if fully set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The matters set forth in Items 4 and 5 of this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Materials to be filed as Exhibits.

Exhibit A	Press Release, dated October 3, 2005

Exhibit B	Contribution Agreement for CYMI Private Equity II, LLC, dated August 24, 2005

Exhibit C	Operating Agreement of CYMI, Ltd., dated August 5, 1997

Exhibit D	Limited Liability Company Agreement of CYMI Private Equity II, LLC, dated August 24, 2005

Exhibit E	Joint Filing Agreement, dated October 3, 2005

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment with respect to such person is true, complete and correct.

Dated: October 3, 2005

/s/ CLAYTON L. MATHILE
Clayton L. Mathile

/s/ MARY A. MATHILE
Mary A. Mathile

CYMI PRIVATE EQUITY II, LLC

By: CYMI, Ltd., its managing member

By:	/s/ LES BANWART
Name:	Les Banwart
Title:	President

CYMI, LTD.

By:	/s/ LES BANWART
Name:	Les Banwart
Title:	President

SCHEDULE I

Additional Information Concerning the Reporting Persons

Set forth below are the name, position, present principal occupation or employment and business address of each executive officer of CYMI, Ltd. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with CYMI, Ltd. Each person listed below is a citizen of the United States.

CYMI, Ltd.

Name	Position	Principal Occupation	Business Address

Clayton Mathile	Chairman	Chairman	6450 Sand Lake Road Suite 200 Dayton, Ohio 45414

Les Banwart	President	President	6450 Sand Lake Road Suite 200 Dayton, Ohio 45414

Fred Casper	Secretary	Secretary	6450 Sand Lake Road Suite 200 Dayton, Ohio 45414

Jim Dodok	Vice President of Financial Planning and Investments	Vice President of Financial Planning and Investments	6450 Sand Lake Road Suite 200 Dayton, Ohio 45414